Exhbit 99.1

newcleo plc Reports First Half 2026 Financial and Operational Results

First Half 2026 and Subsequent Commercial and Operational Highlights

•
Completed business combination with NewHold Investment Corp III (“SPAC”) on September 21, 2026 (the “Business Combination”); newcleo’s ordinary shares and warrants commenced trading on the Nasdaq Global Select Market on September 22, 2026 under the symbols “NWCL” and “NWCLW,” respectively

•	The Business Combination generated gross proceeds of approximately $247 million, consisting of approximately $31 million released from the SPAC’s trust account and $216 million from the PIPE financing
•	Raised approximately $18.7 million in additional financing unrelated to the Business Combination since May 2026, bringing total funds raised since newcleo’s founding to over $1 billion
•
Installed the main vessel and turbine for its PRECURSOR non-nuclear 10 MWt demonstration reactor at the ENEA Brasimone Research Center outside Bologna, Italy; completion of construction for PRECURSOR is expected by the end of 2026, with at-scale validation of systems to commence thereafter

•	In partnership with Oklo, selected by the U.S. Department of Energy for advanced negotiations under the Surplus Plutonium Utilization Program
•	Submitted Regulatory Engagement Plans to the U.S. Nuclear Regulatory Commission for the Company’s LFR-AS-200 lead-cooled fast reactor and its planned U.S. mixed-oxide (MOX) fuel fabrication facility
•
Received notice of an overall opinion of satisfactory compliance from the French Nuclear Safety and Radiation Protection Authority for the proposed safety features for the Company’s planned MOX fuel fabrication facility in France

•
Announced the acquisition, subject to customary closing conditions, of Bonifait Pesage, a French manufacturer of nuclear-grade scales and precision industrial weighing equipment, augmenting the Company’s vertically integrated capabilities

•	Announced the appointment of Jeffrey Lyash, a nuclear industry veteran and former head of the Tennessee Valley Authority, as Chairman of the Board of Directors
•	Announced the appointment of William D. Magwood as Vice-Chairman of newcleo’s Board of Directors, effective January 1, 2027
•	Announced the hiring of Dustin Greenwood as Vice President of U.S. Operations and Travis Chapman as Director of U.S. Regulatory Affairs and Licensing, strengthening the Company’s growing U.S. team
•	Announced a partnership with SHINE to assess and jointly pursue opportunities relating to nuclear fuel recycling in the United States and European Union
•	On September 10, newcleo held an Analyst and Investor Day, a recording of which is available on newcleo’s website

First Half 2026 Financial Highlights

•	Generated Revenue from Products and Services of approximately €19.4 million, an increase of approximately 46% over First Half 2025
•	Reported Net Loss of approximately €82.0 million, an increase of approximately 10% over First Half 2025
•	Reported Tangible Capital Expenditures of €25.3 million, an increase of 37% over First Half 2025
•	Reported Selling, General & Administrative expenses of €59.2 million, an approximately 21% increase over First Half 2025
•	Cash & Cash Equivalents as of June 30, 2026 stood at €66.5 million
•	Total ordinary shares outstanding as of the closing date of the Business Combination stood at 281,534,950
•	As of September 30, 2026, preliminary, unaudited Cash & Cash Equivalents for the Company stood at approximately €233 million

LONDON October 02, 2026 – newcleo plc (Nasdaq: NWCL) (“newcleo” or the “Company”), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, today announced its operational and financial results for the six months ended June 30, 2026.

“Becoming a public company is a defining milestone for newcleo, and I want to thank every member of our team for the work that brought us to this point and to reporting our first results as a public company,” said Stefano Buono, Founder and CEO of newcleo. “Access to the public markets strengthens our ability to execute on our mission to deliver a credible, near-term path to advanced nuclear deployment and to close the nuclear fuel cycle. The disciplined engineering, licensing, and partnership work carried out by our more than 900 employees across Europe and the United States will continue to drive newcleo’s progress, and I am excited to work with this incredible team every day.

“Importantly, newcleo is moving quickly down the path to both technical validation and regulatory approval for our facilities. The installation of the main vessel for PRECURSOR, our 10 MWt non-nuclear demonstration reactor at Brasimone, is a development milestone for the LFR technology ahead of planned commercial deployment. Completion of construction for PRECURSOR, which is expected by the end of 2026, and beginning the process of reactor system validation, are the next critical steps in qualifying the technology that will lead to the deployment of our LFR-200 reactor.

“In parallel, pre-licensing for our reactor and MOX fuel facilities in France, Slovakia and the United States, including our ongoing engagement with the U.S. Nuclear Regulatory Commission, has moved forward. Our U.S. growth is a particular focus: our work toward siting at Savannah River, and the broader policy support for nuclear expansion in the U.S., position newcleo to play a meaningful role in meeting U.S. energy demand, including from AI infrastructure. We look forward to updating investors on our progress.”

Commercial & Operational Events

On May 26, newcleo was selected by the U.S. Department of Energy for advanced negotiations under the Surplus Plutonium Utilization Program. The program aims to make designated surplus plutonium material available to industry participants and enable the conversion of those materials into fuel for advanced nuclear reactors, subject to U.S. security, safeguards and material accountability requirements. newcleo’s selection, in partnership with Oklo, continues the companies’ strategic partnership as they work together to develop advanced fuel fabrication infrastructure in the U.S.

On June 16, 2026, the Company announced a partnership with SHINE to collaborate on advancing innovative technologies for the recycling of used nuclear fuel. Under the agreement, the parties will assess how SHINE could supply newcleo with reprocessed materials from the used nuclear fuel of traditional reactors to manufacture MOX fuel, and how SHINE could recycle spent fuel from newcleo’s reactors. The parties also intend to jointly pursue U.S. federal funding opportunities and explore additional opportunities for collaboration across both the U.S. and European Union, where spent fuel stockpiles represent a growing strategic priority to support energy independence.

On June 30, 2026, newcleo announced its entry into an agreement to acquire Bonifait Pesage, a French manufacturer of nuclear-grade scales and precision industrial weighing equipment with a strong customer base in the French nuclear ecosystem. Bonifait Pesage manufactures, installs, calibrates, and maintains weighing equipment, while also providing technical support. Since 2017, the company has held key certifications for the maintenance and verification of weighing systems used in ionizing-radiation environments. The acquisition forms part of newcleo’s vertical integration strategy, pursued since 2023, and is expected to close in the fourth quarter of 2026, subject to customary closing conditions. It is intended to bring critical manufacturing capabilities in-house, secure access to nuclear-grade weighing equipment required for planned MOX fuel fabrication facilities, reduce supply-chain risk and support equipment customization.

Also subsequent to the first half, newcleo progressed work on the PRECURSOR non-nuclear demonstration reactor with the installation of the main vessel and turbine at ENEA’s Brasimone facility located outside of Bologna, Italy. The 10 MWt non-nuclear demonstration reactor, which is scheduled for completion at the end of 2026, is intended to provide the Company with a fully integrated, representative operating and power generating environment for the Company’s planned commercial reactors. Experimental data obtained through the operation of PRECURSOR is expected to inform the Company’s licensing processes on both sides of the Atlantic, including safety computations, system performance analysis and materials development.

“In the first half of 2026, newcleo continued moving our operations forward, continuing to convert planning into reality,” said Elisabeth Rizzotti, Co-Founder, Deputy-CEO and COO of newcleo. “Our OTHELLO test loop is operating, PRECURSOR is under active construction at Brasimone with major components manufactured and installed by our own vertically integrated subsidiaries, which gives us direct control over cost, schedule, and quality across the supply chain rather than relying on third parties for critical systems. At the same time, our work with trusted partners continues to translate into concrete engineering and commercial work. Each of these efforts, testing, building, manufacturing, and partnering, reflects the same discipline: turning our technology roadmap into physical progress on the ground.”

Regulatory Progress

Subsequent to the end of the first half, on July 17, newcleo announced that it had received from the French Nuclear Safety and Radiation Protection Authority (“ASNR”) an overall satisfactory evaluation for the proposed safety features of its planned MOX fuel fabrication facility in France. The review by the ASNR offers practical feedback to continue developing the facility’s safety features ahead of a license application and valuable experience to support the licensing process in the U.S. The Company is also progressing through a similar regulatory process for its lead-cooled fast reactor design and is currently awaiting the opinion of the ASNR on the proposed safety features of that design.

On August 6, newcleo announced the submission of a Regulatory Engagement Plan (REP) to the U.S. Nuclear Regulatory Commission (NRC) for its planned mixed-oxide (MOX) fuel fabrication facility, to be located in Aiken, South Carolina. The submission of a REP for the MOX facility followed the submission on July 14 to the NRC of a REP for the Company’s LFR-AS-200 reactor. The submitted REPs set out the proposed framework for newcleo’s pre-application engagement with NRC staff in support of the future licensing of both the MOX facility and the LFR-AS-200 lead-cooled fast reactor. The REPs provide an overview of the Company’s proposed licensing approach and an indicative schedule for technical submissions and interactions with the NRC.

Hiring of Key Personnel

On June 11, newcleo announced the hiring of Dustin Greenwood as Vice President of U.S. Operations and Travis Chapman as Director of U.S. Regulatory Affairs and Licensing to direct and support the Company’s growing presence in the U.S. Both Greenwood and Chapman are experienced nuclear professionals, having worked in the U.S. Navy’s nuclear propulsion program, as well as at leading companies developing advanced reactor and nuclear fuel projects. Dustin Greenwood will lead the development of newcleo’s U.S. operational footprint and oversee execution of the Company’s American projects. He will focus on establishing operational capabilities, building strategic partnerships and supporting delivery of the Company’s U.S. deployment roadmap. Travis Chapman will lead newcleo’s U.S. licensing, permitting and regulatory engagement strategy, overseeing the Company’s interactions with federal regulators and supporting the licensing pathway for newcleo’s advanced reactor and fuel technologies.

On September 9, the Company announced the appointment of Jeffrey Lyash to serve as Chairman of the Board of Directors. Lyash brings more than 40 years of experience spanning engineering, procurement, construction, and operations across the power generation, transmission, and distribution sectors. He most recently served as President and Chief Executive Officer of the Tennessee Valley Authority (TVA), the largest public utility in the United States, where he oversaw generation from coal, nuclear, hydroelectric, natural gas, and renewable sources while driving significant improvements in operating efficiency. Prior to TVA, Lyash served as President and CEO of Ontario Power Generation, where he was responsible for $45 billion in assets and an 11,000-person workforce. He also served as President of Chicago Bridge & Iron’s Power Business Unit, leading engineering, procurement, and construction for multi-billion-dollar generation projects globally.

On September 30, the Company announced the appointment of William D. Magwood as Vice-Chairman of newcleo’s Board of Directors, effective January 1, 2027. Magwood has spent the past decade as Director-General of the OECD Nuclear Energy Agency (NEA), where he works directly with the nuclear regulators and energy ministries of NEA’s member countries.  Magwood will step down from his position at the NEA at the end of 2026 prior to assuming his position as newcleo’s Vice-Chairman.

First Half Financial Summary

(Amounts in thousands)	For the Six Months Ended
	6/30/2026	6/30/2025
Revenue from Products and Services	€ 19,429	€ 13,347
Gross Profit	6,130	4,154
Other Income	6,554	4,763
Net Loss	81,981	74,293
Capital Expenditures	26,970	19,000
Cash & Cash Equivalents (end of period)	66,540	131,896

Revenue from Products and Services increased by approximately €6.1 million, or approximately 46%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was attributable to manufacturing and installation of equipment and spare parts for third parties as well as consultancy services.
Other Income increased by approximately €1.8 million, or 38%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was comprised of grant income and an increase in research and development tax credits, both generated in France and Italy, as well as an increase in other income relating to a one-time project outside the Company’s core operations.
Gross Profit increased by approximately €2.0 million, or 48%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase in Gross Profit was due to increases in revenue outpacing increases in costs for the First Half 2026.

Net loss increased by approximately €7.7 million, or 10%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025, primarily due to higher non-cash share-based payment expense as well as third-party related expenses.
Tangible capital expenditures were approximately €25.3 million for the six months ended June 30, 2026, compared to approximately €18.5 million for the six months ended June 30, 2025. The increase was due to investments in technology and testing experimental facilities.

Selling, General & Administrative expenses were €59.2 million for the six months ended June 30, 2026, compared to approximately €48.9 million for the six months ended June 30, 2025. The increase in SG&A expense was primarily due to increases in share-based payment expense, and increases in other staff costs related to transaction incentives payable on completion.

The Company had Cash & Cash Equivalents available of €66.5 million as of June 30, 2026, compared to €105.3 million as of December 31, 2025 and €131.9 million as of June 30, 2025.

About newcleo
newcleo is an innovative nuclear technology company developing advanced modular reactors and nuclear fuel designed to deliver clean, safe and sustainable energy at competitive costs. newcleo’s technology combines lead-cooled fast reactors with fuel manufactured from recycled nuclear materials, with the aim of providing abundant and reliable electricity and heat to industrial users while enabling the closure of the nuclear fuel cycle. newcleo brings together more than 900 highly skilled employees across Europe and the United States, spanning reactor and fuel design, engineering, and manufacturing. Through a vertically integrated supply chain and a growing network of strategic partnerships, newcleo is working to turn proven scientific and engineering solutions into deployable nuclear energy assets. For more information visit http://www.newcleo.com
Contacts

For Investors and Media:
newcleo@icrinc.com
media@newcleo.com

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding newcleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to newcleo’s future performance, are forward-looking statements. Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on newcleo’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed from time to time by newcleo with the SEC. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and newcleo does not assume any obligation or intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited)

	For the six months ended June 30,		For the six months ended June 30 2026
	2026	2025
	(in thousands of euros unless otherwise stated)		Convenience translation into US dollars*
Revenue from Products and Services	19,429	13,347	22,149
Cost of sales	(13,299)	(9,193)	(15,161)
Gross profit	6,130	4,154	6,988

Other income	6,554	4,763	7,472
Research and development expenses	(34,629)	(35,450)	(39,477)
Selling, General and Administrative expenses	(59,170)	(48,932)	(67,454)
Operating loss	(81,115)	(75,465)	(92,471)

Loss on disposal of assets	(9)	(3)	(10)
Finance income	353	1,581	402
Finance costs	(1,448)	(991)	(1,650)
Share of loss of associates	(83)	-	(95)
Loss before income tax	(82,302)	(74,878)	(93,824)

Income tax benefit	321	585	366
Net loss	(81,981)	(74,293)	(93,458)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	198	(144)	226
Other comprehensive income (loss), net of tax	198	(144)	226
			-
Total comprehensive loss	(81,783)	(74,437)	(93,232)

Net loss attributable to:
Owners of newcleo plc	(81,981)	(74,293)	(93,458)
Non-controlling interest	-	-	-

Total comprehensive loss attributable to:
Owners of newcleo plc	(81,783)	(74,437)	(93,232)
Non-controlling interest	-	-	-
Net loss per share for loss attributable to the ordinary equity holders:
Basic and diluted loss per share	(0.16)	(0.16)	(0.18)

*Convenience translation into US dollars in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14).

Note: EPS for the period ended June 30, 2026 is calculated based on the number of shares before the share consolidation. Following the closing of the Business Combination, it would be restated to $(0.34).

Condensed Consolidated Statements of Financial Position (Unaudited)

	June 30, 2026	December 31, 2025	June 30, 2026

	(in thousands of euros unless otherwise stated)		Convenience translation into US dollars*
ASSETS
NON-CURRENT ASSETS
Goodwill	37,281	37,281	42,500
Intangible assets, net	42,760	43,054	48,746
Property, plant and equipment, net	115,999	93,436	132,239
Right-of-use asset	17,665	18,521	20,138
Investments	76	75	87
Investments in associates	31,553	31,635	35,970
Other long-term receivables	34,871	35,207	39,753
Deferred tax assets	3,059	2,176	3,487
TOTAL NON-CURRENT ASSETS	283,264	261,385	322,920

CURRENT ASSETS
Inventories	4,843	5,057	5,521
Short-term investments	2,335	2,291	2,662
Trade receivable, contract and other assets, net	77,768	62,314	88,656
Cash and cash equivalents	66,540	105,270	75,856
TOTAL CURRENT ASSETS	151,486	174,932	172,695
TOTAL ASSETS	434,750	436,317	495,615

NON-CURRENT LIABILITIES
Provisions	4,094	4,170	4,667
Other liabilities	8,932	9,305	10,182
Lease liabilities	14,667	15,537	16,720
Borrowings	15,929	16,306	18,159
Deferred tax liabilities	4,430	4,244	5,050
TOTAL NON-CURRENT LIABILITIES	48,052	49,562	54,778

CURRENT LIABILITIES
Provisions	378	186	431
Trade and other payables	60,055	83,808	68,463
Lease liabilities	3,545	3,250	4,041
Borrowings	2,497	2,583	2,847
TOTAL CURRENT LIABILITIES	66,475	89,827	75,782
TOTAL LIABILITIES	114,527	139,389	130,560

EQUITY
Share capital	5,046	4,739	5,752
Share premium	23,378	562,904	26,652
Other reserves	57,067	51,383	65,057
Retained earnings (accumulated deficits)	234,695	(324,123)	267,552
Equity attributable to owners of newcleo plc	320,186	294,903	365,013
Non-controlling interests	37	2,025	42
TOTAL EQUITY	320,223	296,928	365,055
TOTAL EQUITY AND LIABILITIES	434,750	436,317	495,615

*Convenience translation into US dollars in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14).

Condensed Consolidated Cash Flow Statement (Unaudited)

			For the six months ended June 30		For the six months ended June 30 2026
			2026	2025
			(in thousands of euros)		Conve-nience translation into US$*
Cash flows from operating activities
Net loss			(81,981)	(74,293)	(93,458)
Adjustments to reconcile net loss to net cash flows:
Loss from associates			83	-	95
Finance income			(30)	(1,476)	(34)
Finance costs			1,131	830	1,289
Income tax benefit			(321)	(585)	(366)
Depreciation of property, plant and equipment and right-of-use assets, amortization intangible assets and provisions			8,286	7,397	9,446
Share-based payment expense			21,010	4,975	23,951
Loss on disposals			9	4	10
Other revenues and expenses without effect on cash flow			3	5	3
Changes in working capital:					-
Decrease in inventory			214	94	244
(Increase) in trade receivables, contract and other assets			(15,217)	(6,781)	(17,347)
Increase (decrease) in trade and other payables			13,077	(2,428)	14,908
Income taxes received			49	25	56
Net cash flows used in operating activities			(53,687)	(72,233)	(61,203)

Cash flows from investing activities
Acquisition of intangible assets			(1,642)	(458)	(1,872)
Purchase of property, plant and equipment			(25,328)	(18,542)	(28,874)
Proceeds from maturities of short-term investments			-	997	-
Purchase of short-term investments			(41)	(160)	(47)
Interest received from short-term investments			30	1,477	34
Decrease (increase) in loans and deposits made			4	(2)	5
Proceeds from sale of tangible and intangible assets			10	5	12
Net cash flows used in investing activities			(26,967)	(16,683)	(30,742)

Cash flows from financing activities
Proceeds from issues of shares			45,121	-	51,438
Proceeds from issue of shares to non-controlling shareholders			-	31,637	-
Repayments of borrowings and lease liabilities			(2,129)	(2,535)	(2,427)
Interest expenses including interest on lease			(1,131)	(800)	(1,289)
Net cash flows from financing activities			41,861	28,302	47,722

Net decrease in cash and cash equivalents			(38,793)	(60,614)	(44,223)

105,270	192,714	120,008
Effect of foreign exchange rate changes			63	(204)	71
Cash and cash equivalents at the end of the period			66,540	131,896	75,856

*Convenience translation into US$ in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)